SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
CNPJ/MF No. 02.808.708/0001-07
NIRE 35.300.157.770
Publicly-held company

NOTICE TO SHAREHOLDERS

[Free translation from Portuguese]

We hereby communicate the shareholders of Companhia de Bebidas das Américas - AmBev (the “Company”) that, pursuant to the Minutes of the Board of Directors’ meeting held on May 31, 2005, at 2 p.m., already published, the term for the adjustment of any fraction of shares resulting from the share dividend then approved in integral lots of five (5) common shares begins on June 8, 2005. Such adjustment is to be made by the acquisition or sale, from or to other shareholders, of fraction of shares held by the shareholders.

As of July 7, 2005, the shares that could not be fully attributed to each shareholder will be sold in the São Paulo Stock Exchange and the proceeds from such sale will be proportionately divided by the holders of the fraction of shares, as provided for in Article 169 of Law 6,404/76. The shareholders that received fraction of shares and that already indicated to the Company a bank account for the credit of dividends will automatically receive a deposit of the amount correspondent to the sale of the fraction of shares on their registered bank accounts until July 15, 2005. For those shareholders that did not indicate a bank account to the Company, the amount correspondent to the sale of the fraction of shares will remain at their disposal at the Depositary Institution – Banco Itaú S.A., as of such date.

Any doubts of clarifications deemed necessary shall be clarified by e-mail, at acnilson@ambev.com.br or by the fax No. [55-11] 2122.1526.

São Paulo, June 8, 2005

Companhia de Bebidas das Américas – AMBEV
João Mauricio Giffoni Castro Neves
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2005

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ João Mauricio Giffoni de Castro Neves
João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.